EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1

ITEM 2.	DATE OF MATERIAL CHANGE September 27, 2010

ITEM 3.	NEWS RELEASE Issued September 27, 2010 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).

ITEM 4.
SUMMARY OF MATERIAL CHANGE

Eleven more core holes drilled this season at Courageous Lake gold project continue to increase confidence in the current resource, moving it towards reserve status. These results are also likely to add to the multi-million ounce resource and increase its overall grade. In total, 44 holes will be drilled this season at Courageous Lake (22,300 meters). Assay results have now been released for the first 22 holes.

Results from the second batch of core drill holes from the current program are as follows:

Drill Hole ID	Depth (meters)	From (meters)	To (meters)	Ore Domain	Length (meters)	Gold Grade (grams/tonne)
CL-092	825	286.5	292.3	3	5.8	2.35
		299.2	208.4	3	9.2	7.02
		337.0	378.5	3	41.5	3.33
		402.0	411.0	4	9.0	2.35
		416.0	441.5	4	25.5	2.92
		449.0	457.7	4	8.7	2.47
		468.5	522.5	4	54.0	1.81
		537.5	546.5	4	9.0	2.17
		566.2	589.6	4 and 5	23.4	3.08
		602.7	611.7	5	9.0	2.79
		659.9	667.0	5	7.1	4.59
		763.4	813.2	6 and 9	49.8	1.60
CL-093	650	244.5	252.4	3	7.9	1.47
		270.0	278.4	3	8.4	5.44
		414.0	428.6	4	14.6	2.59
		436.1	448.6	4	12.5	1.66
		463.6	489.5	4	25.9	3.16
		504.0	519.9	4	15.9	1.12
CL-094	402	306.8	310.0	4	3.2	3.55
		352.3	361.0	4	8.7	4.27
		377.3	391.0	4	13.7	2.09
CL-095	825	105.5	108.5	7	3.0	2.68
		515.9	518.5	6	2.6	5.80
		526.0	552.0	5	26.0	2.84
		567.0	604.5	5	37.5	1.29
		606.0	625.5	4	19.5	1.62
		648.0	676.5	4	28.5	3.49
		701.0	725.0	4	24.0	4.23
		726.5	741.4	3	14.9	1.17

CL-096	275	12.0	19.5	4	7.5	1.30
		34.5	39.0	4	4.5	1.61
		52.9	57.4	4	4.5	1.36
		99.0	110.5	4	11.5	3.24
		119.5	131.3	4	11.8	2.05
		144.3	160.8	4 and 3	16.5	1.28
		219.8	230.3	3 and 2	10.5	6.00
		256.2	261.0	2	4.8	4.69
CL-097	550	267.5	313.5	4	46.0	1.95
		322.7	351.6	4	28.9	2.66
		357.0	363.0	4	6.0	2.85
		372.5	380.0	4	7.5	5.21
		422.1	441.0	4	18.9	2.19
		448.5	454.5	3	6.0	1.70
		481.5	489.0	3	7.5	1.70
		505.7	519.0	3	13.3	1.46
		530.1	533.1	3	3.0	1.69
CL-098	450	98.6	102.5	3	3.9	3.33
		246.0	255.6	4	9.6	1.82
		289.4	295.7	4	6.3	2.02
CL-099	475	228.8	236.2	4	7.4	1.98
		251.7	256.2	4	4.5	4.86
		260.0	264.0	4	4.0	2.20
		291.5	300.5	4	9.0	2.41
		316.5	346.0	4	29.5	2.95
		362.3	411.5	3	49.3	3.86
		421.5	434.7	3	13.2	2.81
		436.6	447.3	2	10.7	2.35
CL-100	399	209.7	213.1	5	3.4	1.51
		300.0	312.0	4	12.0	1.39
		321.0	325.5	4	4.5	2.63
		331.0	357.5	4	26.5	3.75
		376.1	391.0	3	14.9	2.06
CL-101	426	57.0	69.1	3	12.1	1.32
		223.5	264.0	4	40.5	4.91
		270.0	283.5	4	13.5	1.60
		291.0	297.0	4	6.0	1.70
		330.2	339.0	4	8.8	2.63
		403.5	408.0	5	4.5	1.46
CL-102	375	272.5	289.5	4	17.0	4.59
		312.0	315.0	4	3.0	3.51
		337.5	340.5	3	3.0	4.72
		345.0	358.5	3	13.5	4.56

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.

ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292

ITEM 9.	September 27, 2010

APPENDIX A

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX: SEA NYSE Amex: SA	For Immediate Release September 27, 2010

Drills Upgrading Large Resource At Seabridge Gold’s Courageous Lake Project

Toronto, Canada…Eleven more core holes drilled this season by Seabridge at its 100% owned Courageous Lake gold project continue to increase confidence in the current resource, moving it towards reserve status.  These results are also likely to add to the multi-million ounce resource and increase its overall grade. In total, 44 holes will be drilled this season at Courageous Lake (22,300 meters). Assay results have now been released for the first 22 holes (see also the News Release dated August 5, 2010). The Courageous Lake project is located in Canada`s Northwest Territories.

Seabridge President Rudi Fronk noted that “our 2008 Preliminary Assessment on Courageous Lake demonstrated that the FAT deposit has outstanding economic potential at current gold prices. The issue is to upgrade the deposit`s large inferred resource. We have now drilled 22 consecutive holes this summer containing significant widths of gold mineralization well above the resource cut-off grade. It is increasingly clear to us that most of the Courageous Lake resource should qualify as reserves in our Preliminary Feasibility Study scheduled for completion in early 2012.”

The FAT deposit is located geologically in the Slave Province. The deposit`s name is an acronym for its dominant rock type, Felsic Ash Tuff. This gold occurrence, hosted by Archean rocks, was formed in a rhyolite/dacite dome complex that measures about 2 kilometers along strike and about 800 meters of stratigraphic section in width. Although tuffaceous rocks are the most common in the deposit there are also clear intervals of clastic and chemical sedimentary rocks and a few late intrusives.

In constructing the geological model for resource estimation, unique stratigraphic intervals were defined and labeled as ore domains 1 though 9 and domain 14. Distribution of gold within a domain and the surrounding rock is treated differently from other domains in resource modeling.  Domains 3, 4 and 5 contain about 80% of the gold in the deposit.

Results from the second batch of core drill holes from the current program are as follows:

Drill Hole ID	Depth (meters)	From (meters)	To (meters)	Ore Domain	Length (meters)	Gold Grade (grams/tonne)
CL-092	825	286.5	292.3	3	5.8	2.35
		299.2	208.4	3	9.2	7.02
		337.0	378.5	3	41.5	3.33
		402.0	411.0	4	9.0	2.35
		416.0	441.5	4	25.5	2.92
		449.0	457.7	4	8.7	2.47
		468.5	522.5	4	54.0	1.81
		537.5	546.5	4	9.0	2.17
		566.2	589.6	4 and 5	23.4	3.08
		602.7	611.7	5	9.0	2.79
		659.9	667.0	5	7.1	4.59
		763.4	813.2	6 and 9	49.8	1.60
CL-093	650	244.5	252.4	3	7.9	1.47
		270.0	278.4	3	8.4	5.44
		414.0	428.6	4	14.6	2.59
		436.1	448.6	4	12.5	1.66
		463.6	489.5	4	25.9	3.16
		504.0	519.9	4	15.9	1.12

106 Front Street East, Suite 400, Toronto, Ontario M5A 1E1, Canada
Telephone:  (416) 367-9292     Facsimile:  (416) 367-2711     www.seabridgegold.net

CL-094	402	306.8	310.0	4	3.2	3.55
		352.3	361.0	4	8.7	4.27
		377.3	391.0	4	13.7	2.09
CL-095	825	105.5	108.5	7	3.0	2.68
		515.9	518.5	6	2.6	5.80
		526.0	552.0	5	26.0	2.84
		567.0	604.5	5	37.5	1.29
		606.0	625.5	4	19.5	1.62
		648.0	676.5	4	28.5	3.49
		701.0	725.0	4	24.0	4.23
		726.5	741.4	3	14.9	1.17
CL-096	275	12.0	19.5	4	7.5	1.30
		34.5	39.0	4	4.5	1.61
		52.9	57.4	4	4.5	1.36
		99.0	110.5	4	11.5	3.24
		119.5	131.3	4	11.8	2.05
		144.3	160.8	4 and 3	16.5	1.28
		219.8	230.3	3 and 2	10.5	6.00
		256.2	261.0	2	4.8	4.69
CL-097	550	267.5	313.5	4	46.0	1.95
		322.7	351.6	4	28.9	2.66
		357.0	363.0	4	6.0	2.85
		372.5	380.0	4	7.5	5.21
		422.1	441.0	4	18.9	2.19
		448.5	454.5	3	6.0	1.70
		481.5	489.0	3	7.5	1.70
		505.7	519.0	3	13.3	1.46
		530.1	533.1	3	3.0	1.69
CL-098	450	98.6	102.5	3	3.9	3.33
		246.0	255.6	4	9.6	1.82
		289.4	295.7	4	6.3	2.02
CL-099	475	228.8	236.2	4	7.4	1.98
		251.7	256.2	4	4.5	4.86
		260.0	264.0	4	4.0	2.20
		291.5	300.5	4	9.0	2.41
		316.5	346.0	4	29.5	2.95
		362.3	411.5	3	49.3	3.86
		421.5	434.7	3	13.2	2.81
		436.6	447.3	2	10.7	2.35
CL-100	399	209.7	213.1	5	3.4	1.51
		300.0	312.0	4	12.0	1.39
		321.0	325.5	4	4.5	2.63
		331.0	357.5	4	26.5	3.75
		376.1	391.0	3	14.9	2.06
CL-101	426	57.0	69.1	3	12.1	1.32
		223.5	264.0	4	40.5	4.91
		270.0	283.5	4	13.5	1.60
		291.0	297.0	4	6.0	1.70
		330.2	339.0	4	8.8	2.63
		403.5	408.0	5	4.5	1.46
CL-102	375	272.5	289.5	4	17.0	4.59
		312.0	315.0	4	3.0	3.51
		337.5	340.5	3	3.0	4.72
		345.0	358.5	3	13.5	4.56

Geologic descriptions of the above tabulated holes are as follows:

CL-092: Drilled at an azimuth of 277o and an inclination of minus 67o and designed to upgrade inferred resources in domains 3 and 4 and test domains 5 and 6 from depths of 300 to 600 meters. Domains 3 and 4 were encountered as expected with grades higher than model predictions. Gold grades in domain 5 were consistent with expectations. The bottom of the hole found unexpected mineralization in domains 6 and 9. Results from this hole will improve grade, upgrade inferred resources and expand mineralization.

CL-093: Drilled at an azimuth of 277o and an inclination of minus 59o and designed to test domains 3, 4 and 5. Geology encountered in this hole on the north end of the deposit was predominantly felsic tuffs with minor intercalations of sedimentary units. Alteration was less intense in domain 3 than expected but gold grades were consistent with the block model. Domain 4 contained less intense alteration than expected but gold grades were better than expected. The stratigraphic package of domain 5 was encountered but alteration and gold grades were not found.

CL-094: Drilled at an azimuth of 98o and an inclination of minus 55o and designed to upgrade blocks in domains 4 and 5. Domain 4 was penetrated slightly deeper than anticipated with sericite and silica alteration less intense than expected; a narrower mineralized zone contained better than expected grade. Domain 5 was not encountered, confirming the discontinuous nature of this zone. The hole confirms domain 4 and helps to limit domain 5 in this area of the resource model.

CL-095: Drilled at an azimuth of 98o and an inclination of minus 65o and designed as a deep test of domains 3, 4 and 5.  Narrow intersections at the top of the hole correspond to domains 7 and 6 and the intervals are consistent with these domains.  Domain 5 was intercepted earlier than predicted, contained more intense alteration and quartz veining than expected and yielded wider and better gold zones. Multiple zones were anticipated in Domain 4 with the first interval encountering less intense alteration and lower gold grades than predicted but the subsequent intervals were intensely altered, wider and higher grade than expected.  Gold grades in domain 3 were encountered at the contact with domain 4, but overall the intensity of alteration and gold distribution was less than that predicted in the block model.

CL-096: Drilled at an azimuth of 98o and an inclination of minus 50o and designed to upgrade blocks in domains 2, 3 and 4. Lithologies and alteration in domain 4 were encountered as predicted but grades were more erratic and distributed in more zones than expected. Domain 3 contained less intense alteration and lower grades than anticipated. Results for domain 2 were much better than predicted; the gold grades and intense alteration encountered were not projected in this part of the deposit.

CL-097: Drilled at an azimuth of 98o and an inclination of minus 65o to upgrade blocks in domains 3, 4 and 5. Domain 5 was not encountered in its likely position, providing better control on this zone.  Domain 4 was intercepted earlier than anticipated with mineralization consistent with model predictions.  Domain 3 lithology and alteration were intercepted as predicted.

CL-098: Drilled at an azimuth of 98o and an inclination of minus 59o and designed to upgrade resources in domains 3 and 4 and to test domain 5.  This drill hole confirmed an interpretation that the principal mineralized domains are thinning and pinching out up dip on the north end of the deposit.  On the north end of the FAT deposit, the shallower parts of the stratigraphic section contain more mixed rock units and fewer felsic tuff intervals, suggesting a transition into a different geological environment than in the core of the deposit. The narrower grade zones in domain 3 and 4 are accompanied by narrower intervals of characteristic lithologies and less intense alteration. The absence of domain 5 reflects both its erratic nature and this transition of environments. Hole CL-098 was drilled up dip from CL-093 which shows that the expected mineralized zones recover both width and grade about 100 meters below this drill hole.

CL-099: Drilled at an azimuth of 98o and an inclination of minus 57o and designed to test domains 5 and 2 and upgrade blocks in domains 3 and 4.  Domain 5 lithology and alteration were intercepted slightly shallower than anticipated and pinched out very rapidly without yielding any significant mineralized intervals. The lithology and alteration of domain 4 were encountered slightly deeper than anticipated and contained gold grades as predicted. Alteration and lithology for domain 3 were encountered as predicted but the mineralized zone contained higher grade over a wider interval than expected.  Domain 2 alteration and lithology were intercepted where it was projected. The model did not predict gold mineralization in domain 2 at this location but good widths were intersected with grade which will increase gold resources.

CL-100: Drilled at azimuth 98o and an inclination of minus 57o and designed to upgrade blocks in domains 3 and 4. An unexpected narrow but intensely altered interval of domain 5 was encountered above the target zones.  Domain 4 was intercepted at the predicted depth with the multiple mineralized zones containing about the expected grades but wider than anticipated. Lithologies and alteration of domain 3 were not as deep as projected and the mineralized interval was wider than expected, with gold grades as anticipated.

CL-101: Drilled at an azimuth of 269o and an inclination of minus 59o and designed to upgrade blocks in domain 3 and 4. The results from domain 3 show a narrower and lower grade interval then predicted by the resource model.  The multiple intersections in domain 4 are collectively wider and higher grade than predicted.  Near the bottom of the hole, the intersection of domain 5 was as expected.

CL-102: Drilled at an azimuth of 95o and an inclination of minus 49o and designed to upgrade blocks in domains 3 and 4.  Lithologies and alteration from domain 4 were intersected where expected; the mineralized intervals were narrower than predicted but showed much higher than anticipated grades. Domain 3 contained a wider and better grade zone than predicted. Results for these mineral zones should increase the contained metal in the model on this section.

True thickness of the above reported drill hole intercepts are approximately 85-90% of the reported interval.

The Courageous Lake project consists of 27,263 hectares (67,366 acres) covering 53 kilometers (33 miles) of a greenstone belt in Canada’s Northwest Territories, including the two kilometer long FAT deposit which has estimated gold resources as set out below (see news release of February 28, 2007 for details):

Courageous Lake Estimated Gold Resources at 0.83 Gram Per Tonne Cutoff

Measured			Indicated			Inferred
Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)	Tonnes (000’s)	Grade (g/T)	Ounces (000’s)
6,293	2.92	591	53,020	2.14	3,648	93,720	1.98	5,966

In March 2008, Seabridge released the results of a Preliminary Assessment (see news release dated March 10, 2008) in which the independent consultants concluded that an open-pit mining operation, with on-site processing, is the most suitable development scenario for the Courageous Lake project. A base case scenario was developed proposing a 25,000 tonne per day operation (9.125 million tonne per year throughput) resulting in a projected 11.6 year operation with average estimated annual production of 500,500 ounces of gold at an estimated average cash operating cost of US$435 per ounce recovered. The base case scenario utilized measured, indicated and inferred resources in the mine plan. Initial capital costs for the project were estimated at US$848 million, including a contingency of US$111 million. The total cost of gold production (including cash operating costs and total capital costs over the life of the mine) was estimated at US$590 per ounce.

At a gold price of US$690 per ounce, the base case cumulative pre-tax net cash flow over the life of the project was estimated at US$500 million. At a gold price of US$800 per ounce, the cumulative pre-tax net cash flow over the life of the project was estimated at US$1.13 billion and at US$1,000 gold pre-tax cumulative net cash flow was estimated at US$2.27 billion.

Seabridge notes that the Courageous Lake Preliminary Assessment incorporated inferred mineral resources which are considered too geologically speculative to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Therefore, Seabridge advises that there can be no certainty that the estimates contained in the Preliminary Assessment will be realized.

National Instrument 43-101 Disclosure

The 2010 Courageous Lake exploration program is being conducted under the direction of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person under National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2010 Courageous Lake drill program including blank and certified reference standards inserted by the Company in every batch of assays. Repeats and re-splits of the sample reject are analyzed at a rate of not less than one sample in every 25 for each type.  Samples are being assayed at Acme Laboratories, Vancouver, B.C. using fire assay atomic adsorption methods for gold and total digestion ICP methods for other elements.  Cross-check analyses are being conducted at a second external laboratory on at least 10% of the samples.

Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and mineral resources by category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as “forward-looking statements” are made as of the date of this document but many of them relate to estimates and projections prepared in 2007 and 2008. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the amount of mineral reserves and mineral resources; (ii) the amount of future production over any period; (iii) cumulative pre-tax net cash flow of the proposed mining operation; (iv) capital costs; (v) operating costs, including credits from the sale of other metals; (vi) mining rates; (vii) mine life; (vii) planned expenditures; and (viii) upgrading inferred resources. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “envisages”, “assumes”, “intends”, “strategy”, “goals”, “objectives” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its independent consultants' current beliefs as well as various assumptions made by them and information available to them on the date the statements are made. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metals recovery rates, (xi) reasonable contingency requirements; (xiii) receipt of regulatory approvals on acceptable terms; and (xiv) the negotiation of satisfactory terms with impacted First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward-looking statements, such as statements of cumulative pre-tax net cash flow, which are based on other forward-looking statements and assumptions. The cost information is also prepared using earlier values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation, risks relating to variations in the mineral content within the material identified as mineral reserves from that predicted; variations in rates of recovery and extraction; developments in world metals markets;, risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks; and the additional risks including those described in the December 31, 2009 Corporation’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) and in the Corporation’s Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD "Rudi Fronk" President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.

Tel: (416) 367-9292  •  Fax: (416) 367-2711
Email:  info@seabridgegold.net